UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.
(name of Registrant)

Level 11, 459 Collins Street
Melbourne VIC 3000
Australia
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On November 14, 2011, the board of directors (the “Board”) of Australia Acquisition Corp. (the “Company”) appointed Dr. Marion Igarashi as an independent director, effective immediately.  Dr. Igarashi was also appointed to the Board’s audit committee.  The Board determined that Dr. Igarashi is an “independent director” as that term is defined in accordance with Rule 5605(a)(2) of the Marketplace Rules of The NASDAQ Stock Market, LLC and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.

Dr. Igarashi, age 57, has served as managing director of Rubystock Pty Ltd., a privately owned Australian investment company based in Brisbane, Australia (“Rubystock”) since November 1993. Rubystock and its affiliates invest in real property, such as tourism resorts and commercial real estate, as well as several other asset classes covering a diverse set of industries.  Dr. Igarashi’s expertise is in corporate leverage, asset revaluations, financial management and accounting.  From 1982 to 2006, Dr. Igarashi lectured in finance and corporate accounting at the University of Queensland, Australia. From 2000 and 2002, Dr. Igarashi taught financial management in the Executive Masters Program at Queensland University of Technology, Australia. Dr. Igarashi graduated from the University Cambridge, U.K. (2011) with an Advanced Diploma in Entrepreneurship and is currently working towards a Postgraduate Diploma in Entrepreneurship at the Judge Business School, University of Cambridge, U.K. Dr. Igarashi was conferred a Doctor of Philosophy in Finance (1990), a Master of Financial Management in Corporate Accounting (1983) and a Bachelor of Commerce (1975) by the University of Queensland, Australia.

There were no arrangements or understandings between Dr. Igarashi and any other persons pursuant to which Dr. Igarashi was selected as a director.  Dr. Igarashi has no family relationships with any of the executive officers or directors of the Company.  There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Dr. Igarashi had, or will have, a direct or indirect material interest.

Dr. Igarashi will not receive any compensation of any kind for any services rendered prior to or in connection with the consummation of a business transaction.  However, Dr. Igarashi will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable business transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2011	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
Name: Peter Ziegler
Title: Chairman of the Board and Chief Executive Officer